OYC 3/23/11

11021293

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 14 2011

Washington, DC
110

SEC FILE NUMBER
8- 16791

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 AND ENDING 12/31/10
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ameriprise Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

802 Ameriprise Financial Center, 707 2nd Avenue South
(No. and Street)

Minneapolis, MN 55474
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David K. Stewart (612)678-4769
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

220 South Sixth Street, Suite 1400, Minneapolis, MN 55402
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/30

OATH OR AFFIRMATION

I, David K. Stewart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ameriprise Financial Services, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RENEE A. BOBICK
Notary Public
Minnesota
My Commission Expires Jan. 31, 2015

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ameriprise Financial Services, Inc.

Statement of Financial Condition

December 31, 2010

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors
Ameriprise Financial Services, Inc.

We have audited the accompanying statement of financial condition of Ameriprise Financial Services, Inc. (the Company) as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ameriprise Financial Services, Inc. at December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

March 11, 2011
Minneapolis, Minnesota

Ameriprise Financial Services, Inc.
Statement of Financial Condition
December 31, 2010
(In thousands, except share amounts)

Assets	
Cash and cash equivalents	$ 428,390
Cash segregated under federal and other regulations	17,025
Receivables:	
Brokerage and other fees - affiliates	25,374
Financial advisors and employees (net of allowance for doubtful accounts of $3,142)	2,843
Distribution fees and other (net of allowance for doubtful accounts of $99)	115,998
Goodwill	148,155
Intangibles (net of accumulated amortization of $9,570)	42,393
Deferred commissions	81,046
Secured demand note receivable from Parent	20,000
Deferred income taxes, net	94,519
Other assets	22,850
Total assets	$ 998,593
Liabilities and Stockholder's Equity	
Liabilities:	
Accounts payable and accrued expenses:	
Due to affiliates, net	$ 81,941
Field force compensation	109,637
Salaries and employee benefits	65,888
Unearned revenue	98,375
Other liabilities	65,147
Total accounts payable and accrued expenses	420,988
Liabilities subordinated to the claims of general creditors	160,000
Stockholder's equity:	
Common stock $10 par value per share:	
Authorized, issued and outstanding shares - 10,000	100
Additional paid - in capital	378,884
Retained earnings	38,621
Total stockholder's equity	417,605
Total liabilities and stockholder's equity	$ 998,593

See accompanying notes

1. Organization, Basis of Presentation, and Summary of Significant Accounting Policies

Organization

Ameriprise Financial Services, Inc. (the Company) is incorporated under the laws of the State of Delaware. The Company is a wholly owned subsidiary of AMPF Holding Corp. AMPF Holding Corp. is a wholly owned subsidiary of Ameriprise Financial, Inc. (the Parent). The Company is registered with the Securities and Exchange Commission (SEC) as an introducing broker-dealer, is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). In addition, the Company is registered as a Futures Commission Merchant with the U.S. Commodity Futures Trading Commission (CFTC) and is a member of, and the corresponding services function is regulated by, the National Futures Association (NFA). The Company is required to comply with all applicable rules and regulations of the SEC, FINRA, CFTC, NFA and SIPC.

The Company offers financial planning and investment advisory services to individuals for which it charges a fee through an advisor-based distribution channel. These services are designed to provide comprehensive advice, when appropriate, to address clients' cash and liquidity, asset accumulation, income, protection, and estate and wealth transfer needs. To complete their advice services, the Company's financial advisors provide clients with recommendations of products from the more than 100 products distributed by subsidiaries and affiliates of the Parent, as well as products of approved third parties.

The financial advisors are either non-employee independent contractors operating through a nationwide franchise system or they may choose to be employees of the Company. Due to differing levels of support provided to advisors operating in these various platforms, advisors are compensated at different percentages of the gross dealer concessions allowed for the various product offerings.

To complement its advisor-based channel, the Company also offers an integrated direct retail distribution channel. Direct distribution services are provided through the Company's online brokerage offering, which operates under the name Ameriprise Brokerage. Ameriprise Brokerage allows clients to purchase and sell securities online, obtain research and information about a wide variety of securities, use asset allocation and financial planning tools, contact advisors, as well as access a wide range of proprietary and non-proprietary mutual funds.

Basis of Presentation

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. These results reflect the best judgment of management and actual amounts could differ from those estimates.

Significant Accounting Policies

Cash and Cash Equivalents: The Company has defined cash and cash equivalents to include time deposits and other highly liquid investments with original maturities of 90 days or less.

Cash Segregated Under Federal and Other Regulations: Pursuant to Rule 15c3-3 Section (k)(2)(i), all cash received from customers is held in segregated accounts established solely for the benefit of customers and is forwarded to associated mutual funds and other affiliates on a daily basis.

Allowance for Doubtful Accounts: Financial advisors are required to pay for certain support services provided by the Company. The Company reserves for any outstanding receivables from the financial advisors that it does not believe are recoverable. The Company reserves for fee receivables related to marketing support arrangements for sales of mutual funds of other companies based upon management's judgment as to ultimate collectibility. The Company also reserves for its unsecured client activity funded by its affiliate, American Enterprise Investment Services, Inc. (AEIS).

(In thousands)

Goodwill and Intangible Assets: Goodwill represents the amount of an acquired company's acquisition cost in excess of the fair value of assets acquired and liabilities assumed. The Company evaluates goodwill for impairment annually on the measurement date of July 1 and whenever events and circumstances indicate that an impairment may have occurred, such as a significant adverse change in the business climate or a decision to sell. In determining whether impairment has occurred, the Company uses a combination of the market approach and the discounted cash flow method, a variation of the income approach. Intangible assets are amortized over their estimated useful lives unless they are deemed to have indefinite useful lives. The Company evaluates the definite lived intangible assets remaining useful lives annually on the measurement date of July 1 and tests for impairment whenever events and circumstances indicate that an impairment may have occurred, such as a significant adverse change in the business climate. For definite lived intangible assets subject to amortization, impairment to fair value is recognized if the carrying amount is not recoverable.

Deferred Commissions: Commissions paid by the Company in connection with the sales of financial plans are deferred until they are earned, generally over three months.

2. Recent Accounting Pronouncements

Adoption of New Accounting Standards

Fair Value

In January 2010, the FASB updated the accounting standards related to disclosures on fair value measurements. The standard expands the current disclosure requirements to include additional detail about significant transfers between Levels 1 and 2 within the fair value hierarchy and presents activity in the rollforward of Level 3 activity on a gross basis. The standard also clarifies existing disclosure requirements related to the level of disaggregation to be used for assets and liabilities as well as disclosures on the inputs and valuation techniques used to measure fair value. The standard was effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosure requirements related to the Level 3 rollforward, which are effective for interim and annual periods beginning after December 15, 2010. The Company adopted the standard in 2010, except for the additional disclosures related to the Level 3 rollforward, which the Company will adopt in 2011. The adoption did not have a material effect on the Company's financial statements.

Future Adoption of New Accounting Standards

Receivables

In July 2010, the Financial Accounting Standards Board ("FASB") updated the accounting standards for disclosures on the credit quality of financing receivables and the allowance for credit losses. The standard requires additional disclosure related to the credit quality of financing receivables, troubled debt restructurings and significant purchases or sales of financing receivables during the period. The standard requires that these disclosures and existing disclosures be presented on a disaggregated basis, similar to the manner that the entity uses to evaluate its credit losses. Disclosures are effective for annual periods ending on or after December 15, 2011 The Company is currently evaluating the impact of the standard on its disclosures. The Company's adoption of the standard will not impact its financial statements.

3. Goodwill and Other Intangibles

Goodwill is not amortized but is instead subject to impairment tests. For the year ended December 31, 2010, the test did not indicate impairment. During 2010 the Company made adjustments to goodwill for $(1,756) based on the allocation of the purchase price of Ameriprise Advisor Services, Inc. (AASI). Definite-lived intangible assets consisted of the following:

(In thousands)

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer Relationships	$ 35,200	$ 5,626	$ 29,574
Tax Referral Agreement	10,200	1,654	8,546
Other	6,562	2,289	4,273
12/31/10 balance	$ 51,962	$ 9,569	$ 42,393

Definite-lived intangible assets acquired for the year ended December 31, 2010, for purchasing independent contractors in the franchise system, included in other above, was $2,157 with a weighted amortization period of five years.

The five year forecast of future amortization of intangibles is as follows:

2011	$ 5,428
2012	$ 5,305
2013	$ 4,965
2014	$ 4,330
2015	$ 3,627

4. Business Owned Life Insurance

In 2009, the Company began investing in cash value life insurance as a means of offsetting market fluctuations in certain liabilities. As of December 31, 2010, the cash surrender value of this life insurance was $13,246 and is included in the other assets line in the statement of financial condition.

5. Secured Demand Notes Receivable and Subordinated Liabilities

At December 31, 2010, the Company had a secured demand note collateral agreement with the Parent for $20,000. The interest-free secured demand note receivable was secured by securities with an aggregate fair value of $21,523 at December 31, 2010.

The Company has interest-free subordinated liabilities pursuant to the secured demand note collateral agreement. The collateral agreement and related subordinated liability have been approved by FINRA. Therefore, the borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The secured demand note and subordinated liabilities are between related parties and bear no interest; therefore, the estimated fair value of these financial instruments is not meaningful and has not been disclosed. The secured demand note collateral agreement is due to mature on February 28, 2011, as disclosed in note 11.

In December 2008, the Company executed a subordinated loan agreement for equity capital with the Parent for $140,000 at a stated interest rate of 5.65% due to mature on December 31, 2015. The Company simultaneously declared and paid a $140,000 dividend to the Parent. The estimated fair value of the subordinated loan as of December 31, 2010 was $155,141.

6. Fair Values of Assets and Liabilities

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is not exchanged subject to a forced liquidation or distressed sale.

(In thousands)

Valuation Hierarchy

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input that is significant to the fair value measurement in its entirety. The Company recognizes transfers between levels of the fair value hierarchy as of the beginning of the quarter in which each transfer occurred. The three levels of the fair value hierarchy are defined as follows:

Level 1 – Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.

Level 2 – Prices or valuation based on observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Determination of Fair Value

The Company uses valuation techniques consistent with the market and income approaches to measure the fair value of its assets and liabilities. The Company's market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The Company's income approach uses valuation techniques to convert future projected cash flows to a single discounted present value amount. When applying either approach, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs. The following is a description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy.

Assets

Cash Equivalents and Other Assets

The Company's cash equivalents, consisting of commercial paper, are classified as Level 2 and are measured at amortized cost, which is a reasonable estimate of fair value because of the short time between the purchase of the instrument and its expected realization.

When available, the fair value of securities is based on quoted prices in active markets. If quoted prices are not available, fair values are obtained from nationally-recognized pricing services, or other model-based valuation techniques such as the present value of cash flows. Level 2 other assets consist of municipal bonds, UITs and common stock.

The following table presents balances of assets measured at fair value on a recurring basis:

	December 31, 2010			
	Level 1	Level 2	Level 3	Total
Assets				
Commercial paper	$ —	$ 426,313	$ —	$ 426,313
Other assets	—	60	—	60
Total assets at fair value	$ —	$ 426,373	$ —	$ 426,373
Liabilities				
Securities sold, not yet purchased	$ —	$ 104	$ —	$ 104
Total liabilities at fair value	$ —	$ 104	$ —	$ 104

(In thousands)

During the reporting period, there were no assets or liabilities measured at fair value that were Level 3 and there were no material assets or liabilities measured at fair value on a nonrecurring basis. There were no transfers between levels during the year.

Included in receivables from financial advisors and employees on the statement of financial condition are notes receivable from financial advisors. As of December 31, 2010 the carrying value of their loans is $1,666 and their fair value is $1,666.

Fair Value of Financial Instruments

In general, the Company's financial assets and liabilities are carried at market value or at amounts which, because of their short-term nature and based on market interest rates available to the Company at December 31, 2010 are reasonable estimates of fair value.

7. Net Capital and Regulatory Requirements

The Company is subject to the net capital requirements of FINRA, the Uniform Net Capital requirements of the SEC under Rule 15c3-1 and Rule 1.17 of the CFTC. FINRA and the SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2010, the Company had net capital of $119,013, which was $118,013 in excess of the amount required to be maintained at that date.

The Company is registered with the CFTC as a futures commission merchant and is a member of the NFA in such capacity and is subject to the requirements of CFTC customer segregation Rules 1.20 and 30.7. The Company does not carry accounts of customers trading on U.S. or foreign commodity exchanges, as defined in the Commodity Exchange Act. As a result, there are no reportable amounts as of December 31, 2010.

8. Commitments, Contingencies and other Legal and Regulatory Matters

Effective January 2009, the Company has an agreement with an affiliate, Ameriprise Holdings, Inc. (AHI) whereby AHI leases office space under non-cancelable escalating operating leases on the Company's behalf.

At December 31, 2010, the Company's obligation under its agreement with AHI for future minimum rental commitments, which relate to branch office facilities, based upon the terms under non-cancelable operating leases were as follows:

2011	$ 41,080
2012	29,734
2013	20,703
2014	15,063
2015	9,034
Aggregate thereafter	5,510
Total	$ 121,124

The Company has agreed to indemnify an affiliate, American Enterprise Investment Services, Inc. (AEIS) for any losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2010, there were no amounts to be indemnified to AEIS for these customer accounts.

The Company is involved in the normal course of business in legal, regulatory and arbitration proceedings, including class actions, concerning matters arising in connection with the conduct of its activities as a diversified financial services firm. These include proceedings specific to the Company as well as proceedings generally applicable to business practices in the industries in which it operates. The Company can also be subject to litigation arising out of its general business activities, such as its investments, contracts, leases and employment relationships. Uncertain economic conditions heightened volatility in the financial markets, such as those which have been experienced from the latter part of 2007 through 2009, and significant recently enacted financial reform legislation may increase the likelihood that clients and other persons or

(In thousands)

regulators may present or threaten legal claims or that regulators increase the scope or frequency of examinations of the Company or the financial services industry generally.

As with other financial services firms, the level of regulatory activity and inquiry concerning the Company's businesses remains elevated. From time to time, the Company receives requests for information from, and/or has been subject to examination or claims by, the SEC, FINRA, the Office of Thrift Supervision, state insurance and securities regulators, state attorneys general and various other governmental and quasi-governmental authorities on behalf of themselves or clients concerning the Company's business activities and practices, and the practices of the Company's financial advisors. Pending matters about which the Company has during recent periods received such information requests or claims include: sales and product or service features of, or disclosures pertaining to, mutual funds, annuities, equity and fixed income securities, insurance products, brokerage services, financial plans and other advice offerings; supervision of the Company's financial advisors; supervisory practices in connection with financial advisors' outside business activities; sales practices and supervision associated with the sale of fixed and variable annuities and non-exchange traded (or "private placement") securities; information security; the delivery of financial plans and the suitability of investments and product selection processes. The number of reviews and investigations has increased in recent years with regard to many firms in the financial services industry, including the Company. The Company has cooperated and will continue to cooperate with the applicable regulators regarding their inquiries.

These legal and regulatory proceedings and disputes are subject to uncertainties and, as such, the Company is unable to estimate the possible loss or range of loss that may result. An adverse outcome in one or more of these proceedings could result in adverse judgments, settlements, fines, penalties or other relief, in addition to further claims, examinations or adverse publicity that could have a material adverse effect on the Company's financial condition or results of operations.

Certain legal and regulatory proceedings are described below.

In June 2004, an action captioned John E. Gallus et al. v. American Express Financial Corp. and American Express Financial Advisors Inc., was filed in the United States District Court for the District of Arizona, and was later transferred to the United States District Court for the District of Minnesota. The plaintiffs alleged that they were investors in several of the Company's mutual funds and they purported to bring the action derivatively on behalf of those funds under the Investment Company Act of 1940 (the '40 Act). The plaintiffs alleged that fees allegedly paid to the defendants by the funds for investment advisory and administrative services were excessive. Plaintiffs seek an order declaring that defendants have violated the '40 Act and awarding unspecified damages including excessive fees allegedly paid plus interest and other costs. On July 6, 2007, the district court granted the Company's motion for summary judgment, dismissing all claims with prejudice. Plaintiffs appealed the district court's decision, and on April 8, 2009, the U.S. Court of Appeals for the Eighth Circuit reversed the district court's decision, and remanded the case for further proceedings. The Company filed with the United States Supreme Court a Petition for Writ of Certiorari to review the judgment of the Court of Appeals in this case in light of the Supreme Court's anticipated review of a similar excessive fee case captioned Jones v. Harris Associates. On March 30, 2010, the Supreme Court issued its ruling in Jones v. Harris Associates, and on April 5, 2010, the Supreme Court vacated the Eighth Circuit's decision in this case and remanded it to the Eighth Circuit for further consideration in light of the Supreme Court's decision in Jones v. Harris Associates. Without any further briefing or argument, on June 4, 2010, the Eighth Circuit remanded the case to the district court for further consideration in light of the Supreme Court's decision in Jones v. Harris Associates. The district court ordered briefing and heard oral argument on September 22, 2010 on the impact of the Jones v. Harris Associates decision. On December 8, 2010, the district court re-entered its July 2007 order granting summary judgment in favor of the Company. On January 10, 2011, plaintiffs filed a notice of appeal with the Eighth Circuit.

9. Income Taxes

The Company files an income tax return with the Parent which includes the Parent and all of the Parent's subsidiaries. The provision for current income taxes is determined on a separate entity basis, except that any benefit for losses is recognized only to the extent that they can be utilized in the consolidated return. It is the policy of the Parent to reimburse subsidiaries for any current tax benefits recognized. Deferred income taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end. State taxes are allocated to subsidiaries based on the companies' proportionate state liability.

(In thousands)

The Company had a payable to the Parent for federal income taxes of $9,553 at December 31, 2010.

Significant components of the Company's deferred income tax assets and liabilities as of December 31, 2010, are as follows:

Deferred income tax assets:	
Advisor equity program	$ 80,123
Deferred compensation and bonuses	45,800
Allowance for accounts receivable	6,047
Leaseholds	3,064
Prizes and awards	2,918
Other	1,681
Accrued expenses	1,255
Unearned revenue	104
Total deferred income tax assets	140,992
Deferred income tax liabilities:	
Deferred commission and acquisition costs	29,132
Intangible asset amortization	16,111
State income tax	1,030
Other	200
Total deferred income tax liabilities	46,473
Net deferred income tax asset	$ 94,519

The Company is required to establish a valuation allowance for any portion of the deferred income tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred income tax assets, and therefore, no such valuation allowance has been established.

10. Related Party Transactions

The Company acts as the introducing broker for affiliates, primarily for insurance company affiliates for which distribution fees are charged. In addition, the Company assumes the administrative costs of operating the retail distribution network, and shares with its affiliates these costs as compensation for distributing the affiliated products.

The Company is also the distributor for face value certificates sold through the financial advisors.

Effective October 2007 through April 2009, the Company received front-load mutual fund fees and 12b-1 fees for associated mutual fund sales from an affiliate, RiverSource Distributors, Inc. Effective May 2009, the Company received these same fees from an affiliate, Columbia Management Investment Distributors, Inc., formerly RiverSource Fund Distributors, Inc. During these same time periods, the Company also received marketing support fees.

The Company receives referral fees from AEIS for introducing clients to AEIS.

The Company is allocated certain administrative expenses by the Parent on a prorated basis.

Effective January 2009, the Company has an agreement with an affiliate, Ameriprise Holdings, Inc. (AHI), whereby the Company compensates AHI for use of property, equipment and similar items that AHI owns or maintains.

The Company has an arrangement with the Parent whereby the Company retains tax benefits for benefits paid to retired members of the field force. These benefit payments are deductible for tax purposes by the Company in the year paid.

The related financial statement expense is recognized by the Parent as earned by the field force. The Parent allows the Company to retain the tax benefits resulting from these transactions.

The Company clears all transactions with an affiliated broker, AEIS, which charges the Company clearing fees on a per trade basis.

The Company participates in the Parent's Retirement Plan (the Plan), which covers all permanent employees age 21 and over who have met certain employment requirements. The Plan includes a cash balance formula and a lump sum distribution option. Pension benefit contributions to the Plan are based on participants' age, years of service and total compensation for the year. Funding of retirement costs for the Plan complies with the applicable minimum funding requirements specified by the Employee Retirement Income Security Act (ERISA).

The Company also participates in defined contribution pension plans of the Parent that cover all employees who have met certain employment requirements. The Company's contributions to the plans are a percentage of either each employee's eligible compensation or basic contributions.

The Company participates in defined benefit health care plans of the Parent that provide health care and life insurance benefits to retired employees and retired financial advisors. The plans include participant contributions and service related eligibility requirements.

The Company participates in the Parent's Ameriprise Financial 2005 Incentive Compensation Plan (incentive awards) and the Parent's Deferred Equity Program for Independent Financial Advisors (deferred equity awards). Employees, directors, and independent contractors are eligible to receive incentive awards including stock options, restricted stock awards, restricted stock units, performance shares and similar awards designed to comply with the applicable federal regulations and laws of jurisdiction.

11. Subsequent Events

The Company has evaluated events or transactions that may have occurred after the balance sheet date for potential recognition or disclosure. On February 28, 2011, the Company did not elect to extend the secured demand note collateral agreement with the Parent, thereby reducing assets, liabilities and net capital by $20,000 each. On March 10, 2011, the Company paid a $10,000 dividend to AMPF Holding Corp. No other events or transactions require disclosure.

STATEMENT OF FINANCIAL CONDITION

Ameriprise Financial Services, Inc.
SEC File Number 8-16791
December 31, 2010
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

Ernst & Young LLP

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